Exhibit 99.1

Ocean Pal Inc. Announces Results of 2026 Annual General Meeting of Shareholders

NEWS PROVIDED BY

OceanPal Inc.

Jun 18, 2026, 16:15 ET

NEW YORK, June 18, 2026 /PRNewswire/ -- OceanPal Inc. (NASDAQ: SVRN) (the “Company” or “OceanPal”) today announced that the Company’s 2026 Annual General Meeting of Shareholders (the “Meeting”) was duly held on June 16, 2026, at 11:00 a.m. Eastern Time.

At the Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company’s Proxy Statement sent to shareholders on or about May 13, 2026, was approved and adopted:

1.	The election of two Class II Directors to serve for a three-year term until the 2029 Annual Meeting of Shareholders and until their successors are duly elected and qualified;
2.	The approval of the amendment to the Company’s Amended and Restated Articles of Incorporation authorizing the Board of Directors to effect a change in the name of the Company from “OceanPal Inc.” to “SVRN, Inc.”; and
3.	The approval of the appointment of CBIZ CPAs P.C. as the Company’s independent auditors for the fiscal year ending December 31, 2026.

About OceanPal Inc.

OceanPal Inc. (NASDAQ: SVRN) is a diversified operating company that combines global shipping transportation services with a digital asset treasury strategy anchored in the NEAR Protocol blockchain. Through its wholly-owned subsidiary SovereignAI Services LLC, the Company operates the first publicly traded NEAR Protocol treasury, accumulating NEAR tokens, generating yield through institutional staking, and offering investors regulated public market exposure to the NEAR ecosystem. The Company’s maritime division owns and operates a fleet of three vessels-two Panamax dry bulk carriers and one MR2 product tanker-engaged in the seaborne transportation of bulk commodities including iron ore, coal, and grain, as well as refined petroleum products. OceanPal is focused on compounding long-term shareholder value through disciplined capital allocation across both business segments.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the Company’s intent and ability to effect the change of its corporate name from “OceanPal Inc.” to “SVRN, Inc.” upon the filing of the applicable amendment with the Registrar of Corporations of the Republic of the Marshall Islands; the anticipated timing and completion of such name change; and the continued service of the Company’s directors and the engagement of its independent auditors.

These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors-many of which are beyond OceanPal’s and SVRN’s control-that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, SVRN’s ability to execute its growth strategy; its ability to raise and deploy capital effectively; developments in technology and the competitive landscape; the market performance of NEAR; changes in governmental rules and regulations or actions taken by regulatory authorities with respect to both maritime and digital asset activities; general domestic and international political conditions and related sanctions; potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East; vessel breakdowns and instances of off-hires; and other risks and uncertainties described under “Risk Factors” in OceanPal’s Annual Report on Form 20-F filed with the SEC on April 15, 2025, and in subsequent filings with the SEC, available at www.sec.gov. OceanPal and SVRN undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.